SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

P. E.
7/1/02

For the Month of July 2002


02046980

THE RANK GROUP PLC
(Translation of registrant's name into English)

<u>6 Connaught Place, London, W2 2EZ, ENGLAND</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X......   Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................   No..........X...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-.................

Fdemigus/stockexchange/sec6k

AVS Security Number : 472569

1 July 2002

THE RANK GROUP PLC

The Rank Group Qualifying Employee Share Ownership Trust (QUEST)

On 28 June 2002 each of the Executive Directors of The Rank Group Plc technically became interested in 16,989 Ordinary shares respectively in The Rank Group Plc by virtue of the QUEST being allotted the shares and those Directors being potential beneficiaries under the QUEST.

Contact: Charles Cormick   020 7535 8012

            Company Secretary
            The Rank Group Plc

2 July 2002

THE RANK GROUP PLC

The Rank Group Qualifying Employee Share Ownership Trust (QUEST)

On 2 July 2002 each of the Executive Directors of The Rank Group Plc technically ceased to be interested in 16,989 Ordinary shares in The Rank Group Plc Ordinary shares by virtue of the QUEST transferring the shares to employees.

Contact: Charles Cormick   020 7535 8012

Company Secretary
The Rank Group Plc

AVS Security Number : 361625

4 July 2002

THE RANK GROUP PLC

The Rank Group Qualifying Employee Share Ownership Trust (QUEST)

On 4 July 2002 each of the Executive Directors of The Rank Group Plc technically became interested in 9,847 Ordinary shares in The Rank Group Plc by virtue of the QUEST being allotted the shares and those Directors being potential beneficiaries under the QUEST.

Contact: Charles Cormick   020 7535 8012

                Company Secretary
                The Rank Group Plc

11 July 2002

THE RANK GROUP PLC

The Rank Group Qualifying Employee Share Ownership Trust (QUEST)

On 11 July 2002 each of the Executive Directors of The Rank Group Plc technically became interested in 562 Ordinary shares in The Rank Group Plc by virtue of the QUEST being allotted the shares and those Directors being potential beneficiaries under the QUEST.

Contact: Charles Cormick   020 7535 8012

              Company Secretary
              The Rank Group Plc

AVS Security Number : 943417

15 July 2002

THE RANK GROUP PLC

The Rank Group Qualifying Employee Share Ownership Trust (QUEST)

On 15 July 2002 each of the Executive Directors of The Rank Group Plc technically ceased to be interested in 562 Ordinary shares in The Rank Group Plc Ordinary shares by virtue of the QUEST transferring the shares to employees.

Contact: Charles Cormick   020 7535 8012

               Company Secretary
               The Rank Group Plc

AVS Security Number : 647545

16 July 2002

THE RANK GROUP PLC

The Rank Group Qualifying Employee Share Ownership Trust (QUEST)

On 8 July 2002 each of the Executive Directors of The Rank Group Plc technically ceased to be interested in 9,847 Ordinary shares in The Rank Group Plc Ordinary shares by virtue of the QUEST transferring the shares to employees.

Contact: Charles Cormick   020 7535 8012

Company Secretary
The Rank Group Plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 17 July 2002

By:

Name: C Duffill

Title: Company Secretariat Executive